Exhibit 99.1

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,581	$25,643
Restricted cash	546	543
Short-term bank deposits	85,526	47,142
Investment in Evogene	997	1,054
Other accounts receivable and prepaid expenses	1,474	716

Total current assets	98,124	75,098

NON-CURRENT ASSETS:
Long-term bank deposits	-	35,026
Long-term prepaid expenses	99	108
Severance pay fund	2,171	2,024
Property and equipment, net	2,863	2,730

Total non- current assets	5,133	39,888

Total assets	$103,257	$114,986

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2015	2014
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,209	$1,493
Deferred revenues	1,053	1,789
Research and development funding arrangement	210	421
Other accounts payable and accrued expenses	2,781	2,886

Total current liabilities	5,253	6,589

NON- CURRENT LIABILITIES:
Accrued severance pay	2,590	2,281

Total non-current liabilities	2,590	2,281

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2015 and December 31, 2014; 50,460,402 and 50,254,492 shares issued and outstanding at June 30, 2015and December 31, 2014, respectively	138	137
Additional paid-in capital	326,304	324,053
Accumulated other comprehensive income	1,219	1,222
Accumulated deficit	(232,247)	(219,296)

Total shareholders' equity	95,414	106,116

Total liabilities and shareholders' equity	$103,257	$114,986

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2015	2014
	Unaudited

Revenues	$736	$4,097
Cost of revenues	396	1,616

Gross profit	340	2,481

Operating expenses:
Research and development expenses, net	10,109	6,316
Marketing and business development expenses	478	282
General and administrative expenses	3,028	2,512

Total operating expenses	13,615	9,110

Operating loss	(13,275)	(6,629)

Financial income, net	324	2,472

Loss before tax expenses	(12,951)	(4,157)
Income taxes	-	(60)

Net loss	$(12,951)	$(4,217)

Basic and diluted net loss per share	$(0.26)	$(0.09)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	50,374,993	45,970,766

Net loss	$(12,951)	$(4,217)

Unrealized loss arising during the period on Investment in Evogene	$(57)	$(398)

Realized gain arising during the period on Investment in Evogene	$-	$(2,345)

Realized gain arising during the period from foreign currency derivative contracts	$(91)	$-

Unrealized gain arising during the period from foreign currency derivative contracts	$145	$-

Total comprehensive loss	$(12,954)	$(6,960)

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2014	41,002,113	111	235,351	4,628	(208,202)	31,888

Options exercised	389,289	1	1,422	-	-	1,423
Issuance of shares, net	7,263,090	21	70,697	-	-	70,718
Issuance of shares in respect to Termination and Equity Conversion Agreement	1,600,000	4	12,950			12,954
Stock-based compensation relating to options and warrants issued to non-employees	-	-	361	-	-	361
Stock-based compensation relating to options issued to employees and directors	-	-	3,272	-	-	3,272
Other comprehensive loss from marketable securities	-	-	-	(3,547)	-	(3,547)
Other comprehensive income from foreign currency derivative contracts	-	-	-	141	-	141
Net loss	-	-	-	-	(11,094)	(11,094)

Balance as of December 31, 2014	50,254,492	137	324,053	1,222	(219,296)	106,116

Options exercised	205,910	1	538	-	-	539
Stock-based compensation relating to options and warrants issued to non-employees	-	-	142	-	-	142
Stock-based compensation relating to options issued to employees and directors	-	-	1,571	-	-	1,571
Other comprehensive loss from marketable securities				(57)	-	(57)
Other comprehensive income from foreign currency derivative contracts				54	-	54
Net loss	-	-	-	-	(12,951)	(12,951)

Balance as of June 30, 2015 (unaudited)	50,460,402	$138	$326,304	$1,219	$(232,247)	$95,414

*)  Represent an amount lower than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited
Cash flows from operating activities:
Net loss	$(12,951)	$(4,217)

Adjustments required to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	1,713	1,623
Depreciation	482	260
Severance pay, net	162	9
Gain from sale of Evogene shares	-	(2,345)
Change in fair value of exchange option and embedded derivatives within research and development funding arrangements	-	11
Amortization of the cash consideration of research and development funding arrangement	(211)	(126)
Change in the fair value of restricted cash	(3)	-
Realized gain from forward contracts	(91)
Increase in trade receivable	-	(1,140)
Decrease (increase) in other accounts receivable and prepaid expenses	(983)	973
Decrease in long-term prepaid expenses	9	125
Decrease in deferred revenues	(736)	(2,703)
Increase (decrease) in trade payables and other accounts payable and accrued expenses	(389)	819

Net cash used in operating activities	(12,998)	(6,711)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	12,000	18,000
Investment in short-term bank deposits	(15,000)	(10,000)
Increase in long-term lease deposits	-	(74)
Purchase of property and equipment	(615)	(869)
Proceeds from sale of investment in Evogene	-	2,309

Net cash provided by (used in) investing activities	(3,615)	9,366

Cash flows from financing activities:

Proceeds from issuance of Ordinary shares, net	-	70,978
Proceeds from exercise of options	551	860

Net cash provided by financing activities	551	71,838

Increase (decrease) in cash and cash equivalents	(16,062)	74,493
Cash and cash equivalents at the beginning of the period	25,643	28,751

Cash and cash equivalents at the end of the period	$9,581	$103,244

Supplemental disclosure of non-cash investing and financing activities:

Issuance expenses	$-	$260
Receivables from foreign currency derivative contracts	$145	$-
Purchase of property and equipment	$-	$192

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Compugen Ltd. (the "Company") is a leading drug discovery company focused on monoclonal antibodies and therapeutic proteins to address important unmet needs in the fields of oncology and immunology. The Company utilizes  a broad and continuously growing integrated  infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of novel drug candidates, which are then advanced in its Pipeline Program. Beginning in late 2010, the Company established the Pipeline Program, consisting of targets and product candidates for applications in oncology and immunology, based largely on novel immune checkpoint regulator candidates discovered by the Company. The Company's business model includes entering into collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing the Company with potential milestone payments, royalties and other forms of revenue sharing payments.

The Company's headquarters are located in Israel, the research and development facilities are located both in Israel and through its wholly-owned U.S. subsidiary, Compugen USA, Inc. ("Compugen Inc.") in South San Francisco, California.

b.
On March 19, 2015, the Company and Kanit Ha’Shalom Investments Ltd. (“Azrieli”) entered into a Lease Agreement (the “Agreement”). Under the terms of the Agreement, the Company will lease approximately 34,000 square feet of office and laboratory space in the Azrieli Holon Business Center which is located in Holon, Israel. The Agreement has a term of ten (10) year and three (3) months commencing December 15, 2015 and the annual rent and asset management fees payments will be approximately $ 850. Notwithstanding, following five (5) year of lease, the Company will be entitled to terminate the Agreement. In the event of such early termination, the Company shall be required to reimburse Azrieli the proportionate part of the leasehold improvement participation funds provided to the Company by Azrieli.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2014 are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2014.

b.	Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term and long-term bank deposits, marketable securities and non-current lease deposits.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash, cash equivalents and restricted cash are mainly invested in U.S. dollar deposits with major banks in Israel and the United States. Generally, these deposits may be redeemed upon demand and bear minimal risk.

Long-term bank deposits are invested in major banks in Israel. Management believes that the financial institutions that hold the Company's investment are financially sound and, accordingly, minimal credit risk exists with respect to this investment.

The Company’s marketable securities consist of an investment in Evogene Ltd. (“Evogene”) ordinary shares which are publicly traded in the United States and Israel.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015.

NOTE 4:-	DERIVATIVE INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of June 30, 2015 and December 31, 2014 these contracts were for a period of six months ended December 31, 2015 and nine months ended September 30, 2015, respectively. As of June 30, 2015 and December 31, 2014, the Company had outstanding forward contracts in the notional amount of $ 3,785 and $ 5,626, respectively. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

These contracts met the requirement for cash flow hedge accounting and as such for the six-month period ended June 30, 2015 and for the year ended December 31, 2014 the Company recorded total realized gains of $ 91 and $ 0, respectively from the execution of contracts during these periods under operating expense in the statement of comprehensive loss, and unrealized gains in the amount of $ 145 and $ 141 related with outstanding forward contracts as of June 30, 2015 and December 31, 2014, respectively, which were recognized under other comprehensive loss. The fair value of the Company’s outstanding forward contracts at June 30, 2015 and December 31, 2014 amounted to unrealized gains of $ 195 and $ 141, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its Investment in Evogene and foreign currency derivative contracts at fair value.  Investment in Evogene is classified within Level 1 because this asset is valued using quoted market prices. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	June 30, 2015 (Unaudited)
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in Evogene	$997	$997	$-	$-
Foreign currency derivative contracts	195	-	195	-

	December 31, 2014
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in Evogene	$1,054	$1,054	$-	$-
Foreign currency derivative contracts	141	-	141	-

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.
The Company provided bank guarantees in the amount of $ 546 in favor of its offices' lessor in Israel, foreign currency derivative contracts and credit card security for its U.S. subsidiary. In addition, the Company provided check deposit in the amount of $ 74 in favor of its offices' lessor in California, U.S.

b.
Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program(s). If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), and up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR).

For the six-month period ended June 30, 2015 and 2014, the Company has an aggregate of paid and accrued royalties to the OCS, recorded as cost of revenue in the consolidated statement of comprehensive loss, in the amount of $ 26 and $ 143, respectively.

As of June 30, 2015, the Company's aggregate contingent obligations for payments to OCS, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 8,741.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.
Under the Israel-U.S. Binational Industrial Research and Development (" BIRD") plan, the Company is not obligated to repay any amounts previously received from BIRD if it does not generate any income from the outcome of the funded research program. As of June 30, 2015 the Company accounted for proceeds under BIRD plan in total aggregate amount of approximately $ 500, received in the period between December 2005 and March 2012. As of June 30, 2015 the Company does not expect any income to be generated from the outcome of the funded research BIRD plan and as such no obligation was recorded.

d.
On June 25, 2012 the Company and its U.S subsidiary entered into an Antibodies Discovery Collaboration Agreement (the "Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of June 30, 2015 the Company did not incur any obligation for such Contingent Fees.

e.
For the period ended June 30, 2015 and for the year ended December 31, 2014 the Company is obligated for certain Participation Rights payments, under the Termination and Equity Conversion Agreement with Baize (“Agreement”). As of June 30, 2015 the Company does not have any outstanding obligations for Participation Rights under the Agreement. .

f.
On May 9, 2012, the Company entered into an agreement (the " Agreement") with a U.S. business development strategic advisor ("Advisor") for the purpose of entering into transactions with pharma companies related to select Pipeline Program Candidates. The Agreement was terminated in 2014; however, payment obligations relating to a specific transaction with a pharma company in the amount of 4% of cash consideration received by the Company survives such termination.

As of June 30, 2015 the Company does not have any outstanding obligation for payments under the aforementioned agreements.

NOTE 7:-	SHAREHOLDERS' EQUITY

Stock based compensation:

During the six-month period ended June 30, 2015, the Company's Board of Directors granted 243,500 options to purchase Ordinary shares of the Company to employees, directors and non-employees. The exercise prices for such options are from $ 6.5 to $ 8.1 per share, with vesting to occur in up to 4 years.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS' EQUITY (Cont.)

The following table presents the assumptions used to estimate the fair values of the options granted in the periods presented:

	Six months ended June 30,
	2015	2014

Volatility	51%-60%	60%-76%
Risk-free interest rate	1.43%-1.77%	1.38%-1.80%
Dividend yield	0%	0%
Expected life (years)	4.8-6.0	4.6 – 6.0

Weighted average fair value of options granted during the six- month period ended June 30, 2015 and 2014 were $ 3.38 and $ 5.11, respectively.

During the six-month period ended June 30, 2015 and 2014, the Company recorded share based compensation in a total amount of $ 1,713 and $ 1,623, respectively.

As of June 30, 2015, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 5,859, which is expected to be recognized over a weighted average period of approximately 2.27 years.

NOTE 8:-	FINANCIAL INCOME, NET

	Six months ended June 30,
	2015	2014

Interest income	$406	$129
Change in fair value of Exchange Option and embedded derivatives and outstanding options to non-employee within research and development funding arrangement	-	(11)
Financial income from selling of Evogene shares	-	2,345
Exchange rate differences and others	(82)	9

Financial income, net	$324	$2,472

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS

The Company provided research and development services to one of its affiliates, Neviah Genomics Ltd., in consideration for pre-scheduled determined fees in accordance with a research collaboration and license agreement entered into in June 2012. During the six-month period ended June 30, 2015 and 2014 the Company recognized $ 71 and $ 142, respectively, in revenues from such agreement.